FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Notice of the Ordinary General Meeting of Shareholders 2004

Filed herewith is a copy of the Notice of the Ordinary General Meeting of Shareholders of Syngenta AG. The full text follows:

# # #

Basel, Switzerland, 12 March 2004

To the ADR Holders of Syngenta AG

Notice of the Ordinary General Meeting of Shareholders

April 27, 2004, at 10.30 a.m., St. Jakobshalle, Basel, Switzerland

Agenda

1.	Approval of the Annual Report, the annual financial statements and the Group consolidated financial statements for the year 2003

2.	Discharge of the members of the Board of Directors and the Executive Committee

3.	Appropriation of balance sheet profit 2003

4.	Reduction of share capital and repayment of nominal value of shares

5.	Amendment of the Articles of Incorporation

6.	Approval of share repurchase

7.	Elections to the Board of Directors

8.	Election of the Auditors and Group Auditors

Motions and Explanations:

1.	Approval of the Annual Report, the annual financial statements and the Group consolidated financial statements for the year 2003

The Board of Directors proposes approval.

2.	Discharge of the members of the Board of Directors and the Executive Committee

The Board of Directors proposes that discharge is granted to the members of the Board of Directors and the Executive Committee.

3.	Appropriation of balance sheet profit 2003

Balance brought forward	CHF 71’746’677
Waived dividend on treasury shares in 2003	CHF 9’365’519
Available earnings 2003	CHF 157’612’608

Available earnings at the disposal of the OGM	CHF 238’724’804

The Board of Directors proposes to carry forward the available earnings in full.

4.	Reduction of share capital and repayment of nominal value of shares

The Board of Directors proposes:
  To reduce the Company’s share capital of CHF 1’125’645’840 by CHF 191’359’793 to CHF 934’286’047 by a reduction of the nominal value of each of the Company’s 112’564’584 registered shares from CHF 10 by CHF 1.70 to CHF 8.30 and to repay to the shareholders CHF 1.70 per share;

  To declare, as a result of a special audit report prepared in accordance with article 732 paragraph 2 of the Swiss Code of Obligations, that the claims by the creditors are fully covered notwithstanding the above reduction of the share capital;

  To amend article 4 paragraph 1 of the Articles of Incorporation in order to reflect the reduction of the ordinary share capital as follows:

“The share capital of the Company is CHF 934'286'047 [formerly: CHF 1'125'645'840.-], fully paid-in and divided into 112'564'584 registered shares. Each share has a par value of CHF 8.30 [formerly: CHF 10.–].“

Explanation

The reduction of the share capital can only be accomplished after publication of the notice to the creditors in accordance with article 733 of the Swiss Code of Obligations. Such notification will be published after the Ordinary General Meeting in the Swiss Commercial Gazette. The creditors may file their claims and demand payment or security within two months after the date of the third and last publication. The share capital may be reduced only after the two month period has expired and all claims filed have been satisfied or secured. In addition, the reduction may only be registered in the commercial register if it is notarially certified that the above requirements are satisfied. Subject to the above, the payment is expected on July 16, 2004 to those shareholders, who are owners of Syngenta shares on the day preceding the payment date. The repayment of the nominal value to the shareholders is not subject to Swiss withholding tax.

5. Amendment of the Articles of Incorporation

Subject to the legal completion of the share capital reduction, the Board of Directors proposes that the nominal share capital amount required to have an item included in the agenda of a General Meeting of Shareholders be reduced from CHF 1 million to CHF 500’000 by an amendment to article 12 paragraph 1 of the Articles of Incorporation as follows:

“One or more shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF 500‘000 [formerly: CHF one million] may demand that an item be included in the agenda of a General Meeting of Shareholders. Such a demand must be made in writing at the latest sixty days before the meeting and shall specify the items and the proposal of such shareholder.”

Explanation

Currently shareholders holding shares with an aggregate nominal value of at least CHF 1 million may demand that an item be included in the agenda of a General Meeting of Shareholders; this corresponds to 100’000 shares. In case the Ordinary General Meeting approves the reduction of nominal share capital as proposed, 120’482 shares would be required in the future to be able to have an item included in the agenda. In order to avoid this dilutive effect, it is proposed that the above threshold amount will be reduced in accordance with good Corporate Governance practice in a way that 60’241 shares are sufficient to have an item included in the agenda of a General Meeting of Shareholders. This number of shares corresponds to an aggregate nominal value of CHF 500’000.

6. Approval of share repurchase

The Board of Directors proposes:

To authorize the Board of Directors to repurchase shares up to 10% of the total share capital via a second trading line on the stock exchange. Such shares are to be cancelled and are therefore not regarded as “eigene Aktien” within the meaning of article 659 of the Swiss Code of Obligations. The required reductions of share capital and amendments to the Articles of Incorporation will be submitted to future Ordinary General Meetings for approval.

Explanation

The Board of Directors has decided to put the basic question of introducing a share repurchase program and subsequent cancellation of repurchased shares to this year’s Ordinary General Meeting. The amount of shares to be cancelled can only be determined after repurchases have been completed. The corresponding reductions of share capital and amendments to the Articles of Incorporation will be submitted to future Ordinary General Meetings. By obtaining shareholders’ approval for the share repurchase program and subsequent cancellation of repurchased shares, these shares do not fall under the statutory limit of article 659 of the Swiss Code of Obligations.

7. Elections to the Board of Directors

The Board of Directors proposes the re-election of Rupert Gasser, Heinz Imhof and Michael Pragnell, each for a 3-year term of office.

Explanation

The terms of office of the following Board members of Syngenta AG are due to expire at this year’s Ordinary General Meeting:

Rupert Gasser, Heinz Imhof and Michael Pragnell.

All three members are standing for re-election.

As set out in article 20 of the Articles of Incorporation of Syngenta AG the term of office is determined for each member of the Board of Directors at the occasion of his or her election and shall not exceed 3 years. The several terms of office are co-ordinated so that in each year approximately one third of all members of the Board of Directors are subject to re-election.

The term of office of Sir David Barnes is also due to expire at this year‘s Ordinary General Meeting. After the merger being successfully completed, Sir David has decided, having reached the age of 68 years, not to stand for re-election for a further term of office. Sir David has played an important role in the creation of Syngenta and during the integration phase as Vice-Chairman and member of several Committees of the Board of Directors.

The Board of Directors will elect a new Vice-Chairman at its first meeting after the Ordinary General Meeting in accordance with the Articles of Incorporation of Syngenta AG.

8. Election of the Auditors and Group Auditors

The Board of Directors proposes the re-election of Ernst &Young AG as Auditors of Syngenta AG and Group Auditors for the business year 2004.

On behalf of the Board of Directors of Syngenta AG

Heinz Imhof, Chairman

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 12, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel